

September 13, 2010

Frank T. Connor
Chief Financial Officer
Textron Inc.
40 Westminster Street
Providence, RI 02903

> **Re: Textron Inc.**
> **Form 10-K: For the fiscal year ended January 2, 2010**
> **Filed February 25, 2010**
> **Form 10-Q: For the quarterly period ended July 3, 2010**
> **Filed July 29, 2010**
> **File No. 001-05480**

Dear Mr. Connor:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by confirming that you will revise your document in future filings and providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K: For the fiscal year ended January 2, 2010

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Segment Analysis, page 21

1.   We note from the "Business" section of your filing that certain of your segments (I) compete in more than one major line of business, (II) offer both products and services, and/or (III) provide products and services to both government and commercial customers. For these segments, please consider whether it would be appropriate for (A) your MD&A to include tables which present segment revenue by either major product or service line, individually significant businesses, or end-user and (B) for you to discuss revenue based upon the information included those tables. For example, it may be appropriate for you to present and discuss revenue generated by your Industrial segment based upon the

product and service lines identified in Footnote 20 to your fiscal year 2009 financial statements. Similarly, for your Bell segment ("Bell"), it may be appropriate to present and discuss revenue generated from government customers and from commercial customers on a separate basis – particularly, as it would appear that sales to government customers and commercial customers could be impacted by different factors. Please revise your disclosure or advise. In addition, provide your proposed expanded disclosure as part of your response.

2. We note that due to the nature of the operations of certain of your business segments, period-to-period changes in segment revenue may be driven by specific long-term development and production programs. For example, we note that increases in the sales volume of your V-22 helicopter and Shadow Unmanned Aircraft Systems contributed significantly to the increases in Bell and Textron Systems' respective revenue for fiscal year 2009. For circumstances in which changes in the revenue generated by individual development and/or production programs are material to (I) the change in an individual segment's revenue and/or (II) total revenue recognized by a segment, we believe that it may be meaningful to provide additional disclosure regarding the program and its impact on that respective segment's results of operations. For example, we believe that you should consider disclosing the actual revenue generated by those programs for each reporting period for which segment results are presented, as opposed to disclosing only the amount by which those programs' revenue changed between comparable reporting periods. Furthermore, we believe that additional disclosure regarding the stage of the development and/or production program – including whether production is at expected capacity – would provide meaningful information regarding expected trends in sales and fulfillment of backlog. Please revise your disclosure to address the items noted above or advise. Provide your proposed expanded disclosure as part of your response.

3. We note that your MD&A disclosure regarding the profits realized by each of your segments primarily focuses on the changes in segment profit for your comparable reporting periods, while providing only limited insight with regard to the costs recognized by each segment. In this regard, we acknowledge that you have (I) quantified the impact of material factors on each segment's comparative operating performance and (II) quantified the absolute change in the amounts recognized for certain identified costs. However, we believe that your disclosure would be significantly enhanced if you provided tables that quantify the material costs recognized by each segment for your comparable reporting periods. For example, we believe that tables would provide additional context and insight regarding (A) the significance of the changes in costs specifically identified in your narrative discussion relative to the total amounts recognized for those items identified, (B) the significance of the classifications of costs in which you have experienced changes relative to total segment costs, and (C) the extent to which fluctuations in the various costs incurred by each segment are correlated with changes in sales volume. As such, please expand your disclosure to include additional tables.

In addition, given that several types of costs appear to be within costs of sales and selling and administrative expense, please give appropriate consideration to the level at which costs should be disaggregated in the recommended tables. For example, with regard to costs of sales, it may be appropriate to separately disclose amounts recognized for items such as (i) costs directly attributable to products and/or services delivered, (ii) research and development that is expensed as incurred, (iii) warranty expense, (iv) inventory write-downs, (v) depreciation, and (vi) pension expense – particularly, if material. Furthermore, with regard to costs directly attributable to the delivery of products and services, we believe that enhanced disclosure that relates specifically to material costs, labor costs, and overhead may be appropriate – particularly, given your recent restructuring actions which have resulted in substantial reductions to both the size of your workforce and the number of plants and other facilities in operation.

Lastly, if you have experienced material changes in any of the classifications of costs which are presented in the recommended tables, and those changes have not been adequately discussed in your current disclosure, please expand your disclosure to address such amounts. Please provide your proposed expanded disclosure as part of your response.

Finance

Finance Portfolio Quality, page 26

4.   We note that the aggregate carrying value of your "nonaccrual finance receivables" increased by approximately $763 million from approximately $277 million at January 3, 2009 to approximately $1.040 billion at January 2, 2010. Per your Form 10-Q for the quarterly period ended July 3, 2010, the balance has subsequently declined to approximately $876 million at July 3, 2010. We note that several existing economic, industry, and business factors may result in changes to the amount of finance receivables accounted for as "nonaccrual" pursuant to your accounting policy. For example, we note that current economic and credit market conditions may result in additional delinquencies, which could increase the aggregate amount of finance receivables classified as nonaccrual. Similarly, the resolution of delinquencies by your company's customers, repossessions and receipts of collateral, write-offs, and/or your planned orderly exit from the non-captive finance receivables business may contribute to a decline in nonaccrual finance receivables. Given the number of factors that could result in changes to the amount of finance receivables classified as "nonaccrual," we believe that it may be appropriate to provide a roll-forward of this balance in your annual report on Form 10-K and in your quarterly reports on Form 10-Q. In this regard, we believe that a roll-forward would provide meaningful disaggregated information regarding the rate at which delinquent accounts are being resolved and the manner of resolution, as well as the rate at which new delinquent accounts are arising. Please consider revising future filings to include a roll-forward that separately discloses the amounts recognized for (I) new accounts that have been classified as nonaccrual, (II) nonaccrual accounts reclassified as "accrual" receivables due to resolution of their delinquencies, (III) nonaccrual accounts

sold or collected, (IV) nonaccrual accounts satisfied through the repossession or receipt of collateral, and (V) nonaccrual accounts that have been written off.

5.   Based upon the table on page 27 of your filing, it appears that the "allowance for losses on impaired <u>nonaccrual</u> finance receivables" was approximately $153 million at January 2, 2010. As such, it appears that the entire $341 million reported on page 26 as the "allowance for losses" at January 2, 2010 may not relate to "<u>nonaccrual</u> finance receivables." However, we note that your "ratio of allowance for losses on finance receivables to <u>nonaccrual</u> finance receivables held for investment" is computed based upon the reserve balance of $341 million. In this regard, please tell us the nature of the additional $188 million of recorded reserves that were not reflected in your table on page 27. If the additional $188 million does not relate specifically to amounts classified and disclosed as <u>nonaccrual</u> finance receivables, please explain to us why it is appropriate to disclose a ratio which suggests that the reserve for losses on nonaccrual receivables is greater than the $153 million disclosed on page 27. Alternatively, please replace the currently disclosed ratio with a ratio that reflects the percentage of nonaccrual finance receivables specifically reserved for and a narrative discussion of any material changes, thereto.

Liquidity and Capital Resources

Manufacturing Group Cash Flows, page 29

6.   We note that your MD&A disclosure regarding your Manufacturing group's cash flows from operations includes only a limited analysis of actual cash receipts and cash disbursements, and changes thereto. In this regard, we note that references to changes in working capital condition may not sufficiently identify the actual sources and uses of the cash generated from operations, quantify the related amounts of cash received and cash disbursed or changes thereto, or explain the underlying reasons for changes in the amount of cash received from the various sources or used for various operating purposes – particularly, since you prepare your statements of cash flows using the indirect method. Similarly, we note that references to changes in your reported net income may not adequately explain changes in reported cash flows from operations, as net income (I) is determined using the accrual method of accounting and (II) includes non-cash charges. As an example of why references to changes in net income may not be sufficient, please note that your reported "net cash provided by operating activities of continuing operations" for fiscal year 2009 increased by approximately $268 million, as compared to the amount reported for fiscal year 2008; although, your reported net income for fiscal year 2009 declined by approximately $517 million, as compared to fiscal year 2008.

In addition, we note that certain of your material operating segments (e.g., Bell) enter into long-term sales contracts for products with long production cycles. In this regard, it would appear that the timing of revenue and expense recognition under those long-term sales contracts may not necessarily correspond with the timing of cash receipts and disbursements under such contracts. For example, we note that the reporting periods in which cash is disbursed for (A) capitalized pre-production costs (e.g., during a product's development stage) or (B) supplier advances, could differ significantly from the periods in which such costs are recognized in the income statement. Similarly, the period in which you recognize revenue under long-term contracts may differ from the period in which amounts are billed and/or collected pursuant to the terms of the contracts.

Based upon the observations noted above, please revise your discussion and comparative analysis of your Manufacturing group's cash flows from operations to place a greater emphasis on the group's actual cash expenditures and cash receipts. For example, expand your disclosure to (i) quantify material cash receipts and cash disbursements (e.g., cash receipts from collections and customer advances, as well as cash disbursements for inventory, interest expense, and taxes) for each reporting period for which you have presented a statement of cash flows and (ii) discuss the underlying factors that resulted in changes to the items quantified. In this regard, we note that references to reconciling items presented in your statements of cash flows, which have been prepared using the indirect method, should be limited, if provided at all. Please provide your proposed expanded disclosure as part of your response. For further guidance, refer to Section IV.B of our interpretive release "Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations," which is available on our website at http://www.sec.gov/rules/interp/33-8350.htm.

Finance Group Cash Flows, page 31

7.   We note that your MD&A disclosure does not include a discussion of your Finance group's cash flows from continuing operations. Please expand your disclosure, accordingly. In this regard, please give appropriate consideration to the suggestions that we have made with regard to your discussion of the Manufacturing group's cash flows from continuing operations. In addition, if consolidated cash flows from operating activities (or investing and financing activities), or changes thereto, are not fully addressed/explained by your revised disclosure regarding the Manufacturing and Finance groups' cash flows, please expand your disclosure as appropriate. In this regard, please also ensure that your disclosure regarding consolidated cash flows adequately addresses each of your comparable reporting periods on a separate basis.

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

Note 1. Summary of Significant Accounting Polices

Revenue Recognition, page 49

8.   You state that taxes collected from customers and remitted to government authorities are recorded "on a net basis within cost of sales." However, we would expect that revenues

would be recorded "net" of remitted taxes <u>or</u> remitted taxes would be recognized as an expense in your statement of operations (e.g., within cost of sales). Please revise your disclosure to provide additional clarity with regard to your accounting policy or advise.

9.   Per your disclosure on page 50 of your Form 10-K, your Bell segment has a joint venture with The Boeing Company ("Boeing") that you do not account for under the equity method of accounting. We note further that you have not applied cost accounting or fair value accounting to this joint venture; although, those are the other accounting methods typically applied to "corporate joint ventures" pursuant to FASB ASC 323-10-05-4. While you state in your disclosure that your joint venture agreement creates contractual, rather than ownership, rights related to the <u>V-22</u>, it is not clear from your disclosure whether you have ownership rights (e.g., equity interest) in a separate legal entity established by your company (or Bell) and Boeing. In this regard, please tell us the nature of the contractual relationship established between your company and Boeing, the business purpose for establishing that relationship, and the accounting literature that you relied on in determining your accounting treatment. In addition, please expand your disclosure to provide similar information, as appropriate. Provide your proposed expanded disclosure as part of your response.

10.   Per your disclosure regarding the joint venture with Boeing, you include all assets that are owned by your company and used in the performance of the "V-22 Contracts," as well as all liabilities arising from your company's obligations under the "V-22 Contracts" on your consolidated balance sheets. In this regard, if the joint venture with Boeing was consummated through the establishment of a separate legal entity, please tell us whether there are assets and/or liabilities that lie solely with or under the control of that legal entity. In addition, tell us how future known or unknown contingent liabilities (e.g., warranty liabilities or product liabilities) have been accounted for – including (I) whether the responsibility for these liabilities has been contractually allocated amongst or divided between your company and Boeing or (II) remains with the joint venture. Furthermore, given that you disclose that inventory related to the "V-22 contracts" and owned by your company is included on the consolidated balance sheets, but also disclose that you do not have ownership rights related to the V-22, please tell us (A) what costs related to the production of the V-22 you recognize, (B) how and when those costs are recognized, and (C) how you have achieved the matching of revenue and costs under your application of the unit-of-delivery method of revenue recognition. Please also expand your related disclosure, as deemed appropriate. Provide your proposed expanded disclosure as part of your response.

11.   We note that you resume the accrual of interest when loans become contractually current and recognize the suspended interest income at that time. Please tell us whether loans can become contractually current by ways other than the customer paying all past due amounts under pre-existing contract terms. If so, describe for us the additional ways in which a customer can become contractually current and – to the extent they include modification of pre-existing contract terms – explain why you believe resumption of income recognition upon modification is appropriate.

Research and Development Costs, page 53

12.   We note your disclosure that "research and development costs incurred under contracts with others are reported as cost of sales over the period that revenue is recognized." While we acknowledge that the capitalization of research and development costs deemed allowable or allocable under pertinent government contract regulations is permitted, research and development costs under long-term commercial contracts should be expensed as incurred in accordance with ASC 605-35-25-40. In this regard, please clarify for us whether your accounting policy results in the deferral/capitalization of research and development costs attributable to commercial contracts. If the disclosure noted above relates specifically to contracts that you have entered into for the performance of research and development on behalf of your customers, for which revenue is deemed earned as costs are incurred, please clarify such fact in your disclosure.

Note 5. Finance Receivables and Securitizations

Nonaccrual and Impaired Finance Receivables, page 57

13.   We note your disclosure that you "periodically evaluate finance receivables held for investment, excluding homogeneous loan portfolios and finance leases, for impairment." In this regard, please tell us and expand your disclosure to clearly explain why periodic evaluations of homogeneous loan portfolios and finance leases are deemed unnecessary, if true. If so, also tell us the aggregate carrying value of the homogeneous loan portfolios that you do not believe required periodic evaluation as of January 2, 2010, as well as at your most recent balance sheet date. Furthermore, tell us why certain homogeneous loan portfolios that are included in your nonaccrual finance receivables balance are not considered to be impaired; although, they may be delinquent by more than three months. In this regard, if the carrying value of those loan portfolios is believed to be supported by underlying collateral, please specifically disclose such fact, as well as your company's method of valuing the underlying collateral. Lastly, tell us whether you perform your assessment of whether your homogeneous loan portfolios are supported by underlying collateral based upon (I) individual loan balances and their respective collateral or (II) the recoverability of the loan portfolios as a whole.

14.   You state that a finance receivable is considered impaired when it is probable that you will be unable to collect all amounts due according to contractual terms. Given that

assets can be recognized only to the extent that realization is probable, it appears that your policy may be more appropriately worded if it states that finance receivables are considered impaired when it is not probable that you will be able to collect all amounts due. Please revise or advise, as appropriate.

15.   Refer to the second table on page 57. It appears that the word "nonaccrual" should be removed from the caption "Impaired nonaccrual finance receivables with identified reserve requirements," given that the preceding subtotal includes both accrual and nonaccrual impaired receivables. Please revise or advise, as appropriate.

Note 8. Debt and Credit Facilities

4.50% Convertible Senior Notes, page 62

16.   With regard to your 4.50% Convertible Senior Notes, it does not appear that you have disclosed the amount by which the notes' "if-converted value" exceeded the notes' principal. Please expand your disclosure to provide this information as of the date of your most recent consolidated balance sheet, if appropriate. Refer to ASC 470-20-50-5 for further guidance.

17.   Based upon the disclosure on page 63 of your filing, we note that you have entered into convertible note hedge transactions with two counterparties for the purpose of reducing the potential dilutive effect of the conversion of your 4.50% Convertible Senior Notes (the "4.50% Notes"). However, we do not believe that your disclosure clearly explains how the hedge transactions achieve this disclosed objective. For example, we do not believe that your disclosure adequately explains the circumstances under which your hedge transactions (i) result in an asset versus a liability for your company or (ii) reduce either the number of common shares issued and/or cash payments required upon the conversion of the 4.50% Notes. Furthermore, based upon your disclosure that you "may settle the convertible note hedge transactions in shares, cash or a combination of cash and shares, at your option," it appears that there may be circumstances in which you could ultimately issue additional common shares as settlement for the hedge transactions – albeit, at your election. In this regard, we note that your disclosure (a) does not explain how your hedge transactions reduce the potential dilutive effect of the conversion of the 4.50% Notes under those circumstances or (b) identify those circumstances as examples of hedge ineffectiveness, if appropriate. Given the observations noted above, please expand your disclosure to provide additional information regarding the functioning and operation of your convertible note hedge transactions and the accounting treatment that you have applied to those transactions. We believe that your expanded disclosure should provide information including, but not limited to, the following:

    •   the reasons why you believe that it is necessary to hedge the potential dilutive effect of converting your 4.50% Notes, when you have the option to settle any conversions with cash or a combination of cash and common shares;

- the reasons why the hedge transactions cover 45,714,300 shares of common stock – that is, the total number of shares into which the 4.50% Notes may be converted – given that you disclose on page 62 that you intend to settle the face value of the 4.50% Notes with cash;
- the underlying direct or indirect relationship between the hedge transactions and the 4.50% Notes (e.g., the interaction between changes in the hedged risks attributable to the 4.50% Notes and your hedge transactions, the factors that affect each, and how or why both the Notes and the hedge transactions are affected by such factors);
- the obligations of the parties to the hedge transactions, the factors that trigger those obligations, and the permitted or expected timing of settlements of the obligations;
- the reason why the $140 million paid for your convertible note hedge transactions was recorded as a reduction to additional paid-in-capital, as well as your intended accounting treatment for changes in the fair value of the hedge transactions in future periods (e.g., mark-to-market); and
- the designation assigned to the hedge transactions (e.g., fair value or cash flow) and the accounting treatment applied to any gains and/or losses attributable to the hedge transactions.

As part of your response, please cite any accounting literature that you believe supports your accounting treatment for the convertible note hedge transactions. Please also provide your proposed expanded disclosure as part of your response. Refer to ASC Topic 815-10-50-1 through 50-1B and ASC Topic 470-20-50-5(d).

18. Given that the stated purpose of the convertible note hedge transactions is to reduce the potential dilutive effect of the conversion of your 4.50% Notes, please tell us and disclose why warrants for the purchase of 45,714,300 shares of common stock were separately and concurrently sold to counterparties to the hedge transactions. In this regard, we note that 45,714,300 shares appears to be the same number of common shares that would be issuable if your 4.50% Notes were to be converted into common shares.

19. Please tell us whether the fair value of the convertible note hedge transactions has been included in your table which presents the "fair values of derivative instruments" on page 64. If not, please explain why.

Note 11. Shareholders' Equity

Income per Common Share, page 69

20. We note your disclosure that the potential dilutive effect of 8 million weighted-average shares of restricted stock, stock options and warrants, convertible preferred stock and convertible debt was excluded from your computation of diluted weighted-average shares outstanding in 2009, as the potentially dilutive shares would have had an anti-dilutive effect on your loss from continuing operations. You have also disclosed that outstanding stock options for the purchase of 7 million shares of common stock were excluded from

your calculation of diluted weighted-average shares outstanding in 2009, as the options' exercise prices were greater than the average market price of your common stock for the period. However, the disclosures noted above do not appear to fully account for potentially dilutive shares that would be issued upon (I) the conversion of your 4.50% Convertible Notes or (II) the exercise of the warrants that were issued to the counterparties to your convertible note hedge transactions; although, those potentially dilutive shares have also been excluded from your computation of diluted earnings per share. In this regard, please advise or revise. In addition, please note that the number of potentially dilutive securities excluded from the computation of dilutive earnings per share should be disclosed for each period for which an income statement has been presented. Refer to FASB ASC 260-10-50-1 for further guidance.

Note 13. Share-Based Compensation, page 73

21. Please tell us whether and how your disclosure includes information regarding both the activity and the fair value of share-based awards that are accounted for as liability awards. If no such awards were outstanding as of January 2, 2010 and January 3, 2009, or outstanding awards were deemed immaterial, please disclose such fact.

Form 10-Q: For the quarterly period ended July 3, 2010

Notes to the Consolidated Financial Statements (Unaudited)

Note 8: Accounts Receivable and Finance Receivables Held for Investment

22. Please consider disclosing the amount of unbilled receivables in your quarterly reports on Form 10-Q.

Note 12: Commitments and Contingencies, page 13

23. Based upon your disclosure, we note that on April 6, 2010, a jury in the Philadelphia Common Pleas Court returned verdicts for a total of $88.7 million against Avco Corporation, which includes the Lycoming Engines operating division. Please expand your disclosure to specifically state whether you have accrued any liability related to the adverse verdicts. If a liability has not been accrued, please tell us and disclose, as appropriate, your basis for believing that it is probable that the verdicts will be reversed through the appellate process.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jeffrey Sears at 202-551-3302 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3380 with any other questions.

Sincerely,

Lyn Shenk
Branch Chief